September 23, 2019

Rajesh Vashist
Chief Executive Officer
SiTime Corporation
5451 Patrick Henry Drive
Santa Clara, California 95054

       Re: SiTime Corporation
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted September 12, 2019
           CIK No. 0001451809

Dear Mr. Vashist:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted September 12, 2019

Revenue, page 66

1. Please revise to explain the reasons underlying the lower sales volume from customers in
       Asia. Please also revise to describe in more detail the "downturn" referenced on page
       2019 and its impact on your operations.
        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Special
Counsel, at 202-551-3641 with any other questions.
 Rajesh Vashist
SiTime Corporation
September 23, 2019
Page 2

                                   Sincerely,
FirstName LastNameRajesh Vashist
                                   Division of Corporation Finance
Comapany NameSiTime Corporation
                                   Office of Electronics and Machinery
September 23, 2019 Page 2
cc:       Jorge del Calvo, Esq.
FirstName LastName